PROGRESSIVE WASTE SOLUTIONS LTD. TO HOLD INVESTOR AND ANALYST DAY

TORONTO, ONTARIO--(May 12, 2014) - Progressive Waste Solutions Ltd. (the "Company" or "Progressive Waste Solutions") (TSX:BIN) (NYSE:BIN) will host an Investor and Analyst Day on Thursday, May 15, 2014. Those interested are invited to listen to a live webcast on Thursday, May 15, 2014, from approximately 8:30 a.m. to noon (ET).

The live webcast will include presentations from the Company's senior management team who will discuss the Company's business, strategy and growth opportunities as follows:

8:30 – 8:45 a.m.	Welcome Remarks	Chaya Cooperberg, Vice President, Investor Relations and Corporate Communications
8:45 – 9:15 a.m.	Achieving Our Potential	Joe Quarin, President and CEO
9:15 – 9:45 a.m.	Driving Operational Excellence	Kevin Walbridge, Executive Vice President and Chief Operation Officer
9:45 – 10:00 a.m.	Break
10:00 – 10:30 a.m.	Addressing Growth Opportunities	Dan Pio, Executive Vice President, Strategy and Business Development
10:30 – 11:00 a.m.	Creating Shareholder Value	Ian Kidson, Executive Vice President and Chief Financial Officer
11:00 – 11:50 a.m.	Q&A Discussion	All Presenters, moderated by Joe Quarin
11:50 – 12:00 p.m.	Closing Remarks	Joe Quarin

Please note times of presentations are approximate.

The webcast can be accessed through the Company's website at www.progressivewaste.com in the Investor Relations Events & Presentations section, under Events. For those unable to listen to the live presentations, the event will be archived on the Company's website in the Investor Relations Events & Presentations section, under Events.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com